SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE, $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

KENNETH J. BARONSKY

MILBANK, TWEED, HADLEY & McCLOY LLP

601 S. FIGUEROA STREET, 30TH FLOOR

LOS ANGELES, CA 90017

TELEPHONE: 213-892-4333

(Name, address and telephone number of person authorized to receive notices and communications)

November 10, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 2,662,963 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 2,662,963

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,963
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 1,436,487 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 1,436,487

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,487
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 4,099,450 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 4,099,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.06%
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 35,000 (8) SHARED VOTING POWER 4,099,450 (9) SOLE DISPOSITIVE POWER 35,000 (10) SHARED DISPOSITIVE POWER 4,099,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,134,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 13 (this “Amendment”) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“LILP”); (ii) Liberation Investments Ltd. (“LILTD”), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“LIGLLC”), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC, with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005 and Amendment No. 12 filed on October 31, 2005 (the “Schedule 13D”), relating to shares of common stock, $.01 par value per share, of Bally Total Fitness Holding Corporation (the “Company”).

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION

On October 31, 2005, LILP and LILTD submitted a letter (the “Demand Letter”) to the Company pursuant to Section 220 of the Delaware General Corporation Law demanding the right to inspect the Company’s stockholder list and certain of its books and records. LILP and LILTD believe that under Delaware law the Company was required to make the materials requested in the Demand Letter available to Liberation Funds for inspection within 5 business days of the submission of the Demand Letter. However, the Company has as yet refused to provide the information requested in the Demand Letter and the parties have been unable to reach agreement about the scope of information that the Company will voluntarily provide.

As a consequence, on November 10, 2005, LILP and LILTD filed a complaint (a copy of which is attached to this filing as Exhibit 17, the “Complaint”) with the Court of Chancery of the State of Delaware in and for New Castle County (the “Court”) pursuant to Section 220 of the Delaware General Corporation Law seeking to compel the Company to permit them to inspect the Company’s stockholder list and certain books and records of the Company relating to, among other things, the (i) adoption by the Company’s Board of Directors (the “Board”) on October 18, 2005 of a Stockholder Rights Plan (the “Poison Pill”), (ii) independence of certain directors and the circumstances of their appointment to the Board and (iii) Company’s retention of Russell Reynolds Associates (“RRA”) to find independent directors and the relationship between RRA and existing directors of the Company.

In connection with the Complaint, LILP and LILTD also filed with the Court a Motion for Expedited Proceedings (a copy of which is attached to this filing as Exhibit 18) and certain customary materials.

LILP and LILTD filed the Complaint and related materials in order to further their investigation of the adoption of a management protection provision in the Poison Pill. In addition, LILP and LILTD seek to investigate whether all of the “independent” members of the Board are in fact independent of the influence of the Company’s management and whether their connections with the Company’s management were properly disclosed before they were appointed. LILP and LILTD intend to examine any documentary materials and other information made available to them by the Company pursuant to the Complaint and, if appropriate, use such materials in a legal action against the Company. In addition, LILP and LILTD are weighing the possibility of running a proxy contest to, among other possibilities, elect directors or change the Company’s by-laws to permit the stockholders to vote to remove Mr. Paul Toback as Chief Executive Officer of the Company.

In addition, on November 11, 2005, LILP and LILTD delivered a letter to the Board (a copy of which is attached to this filing as Exhibit 19, the “Board Letter”) addressing press reports that the Company has been engaged in discussions with third parties concerning the possible sale of the Company or a substantial minority stake in it.

As a result of the filing of the Complaint and related materials with the Court and the submission of the Board Letter to the Company, LILP and LILTD may engage in discussions with the Company’s stockholders, management or Board concerning the matters described above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed with this Amendment:

Exhibit 17.	Complaint Pursuant to 8 Del.C. §220, dated November 10, 2005, filed by LILP and LILTD.

Exhibit 18.	Motion for Expedited Proceedings, dated November 10, 2005, filed by LILP and LILTD.

Exhibit 19.	Letter to the Board of Directors of Bally, dated as of November 11, 2005, submitted by LILP and LILTD.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2005

LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman